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Julia K. Cowles
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2007 tel 650 752 3607 fax julia.cowles@davispolk.com

July 15, 2013 VIA EDGAR

Ms. Peggy Kim, Esq.
  Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Quality Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 1, 2013 File No. 1-12537

Dear Ms. Kim:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 10, 2013 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement filed on July 1, 2013 (the “Proxy Statement”) by Quality Systems, Inc. (the “Company”).

The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a Definitive Proxy Statement (the “Definitive Proxy Statement”). Set forth below are responses to the Staff’s comments numbered 1 through 13, as set forth in the Comment Letter, based on information provided by the Company.

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General

1.
We note that proxies may be solicited by mail, by telephone or in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that all written soliciting materials must be filed under the cover of Schedule 14A.

Ms. Peggy Kim, Esq.	2	July 15, 2013

2.	Please fill in the amount that has been incurred to date as this amount is known. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Response: In response to the Staff’s comment, the Proxy Statement has been revised to provide an estimate of the expenses incurred to date and an estimate of total expenditures to be incurred by the Company relating to the proxy solicitation in excess of those normally spent for an annual meeting of our shareholders as a result of the potential proxy contest, excluding salaries and wages of the Company’s regular employees.

Outstanding Shares and Voting Rights, page 3

3.	Please revise to state that the Clinton Group intends to provide notice of their intention to cumulate votes, as indicated in the Clinton Group proxy statement.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 3 of the Definitive Proxy Statement and throughout to state that the Clinton Group has indicated their intention to cumulate votes.

4.
Please disclose the consequence that if a shareholder votes for nine nominees and then cumulative voting is invoked, the use of discretionary authority to cumulate votes may result in a vote for fewer than nine nominees.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 4 of the Definitive Proxy Statement to disclose that, in the event cumulative voting is invoked, the use of discretionary authority conferred upon the proxy holders may result in a shareholder’s votes being cast for fewer than nine nominees.

5.
Refer to the third paragraph on page 4 and the following statement: “You do not need to check the ‘FOR ALL’ box to allocate votes among all of our director nominees.” Please revise to affirmatively and clearly state how shareholders may provide allocation instructions to cumulate votes, if invoked, and how to withhold authority to cumulate votes with respect to one or more nominees.

Response: In response to the Staff’s comment, the Company has revised the disclosure referenced by the Staff on page 5 of the Definitive Proxy Statement to state more clearly how shareholders may provide allocation instructions to cumulate votes, in the event cumulative voting is invoked, how to withhold authority to cumulate votes with respect to one or more nominees and that discretionary authority will be retained in circumstances where such specific instructions are provided.

The Company notes that the disclosure regarding cumulative voting mechanics in its Proxy Statement and on its form of proxy reflects the Staff’s substantive comments made in connection with its review of the Company’s proxy statement for its 2012 annual meeting. We hope that the additional disclosure adds further clarity.

Election of Directors, page 6

6.
We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement

Ms. Peggy Kim, Esq.	3	July 15, 2013

that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms its understanding that should it nominate substitute nominees before the meeting, the Company will file an amended proxy statement or additional proxy soliciting materials that timely (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Background on the Solicitation, page 7

7.	Please revise to describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 8 of the Definitive Proxy Statement to disclose that the Company and the Clinton Group were unable to come to a mutually satisfactory resolution at the June 26 teleconference meeting. The Company confirms that it did not provide any material correspondence or written communication to the Clinton Group in the course of its discussions with them.

Shareholder Proposal to Amend Bylaws to Provide for Term Limits for Board Members, page 51

8.	If proposal 4 is approved and Mr. Razin is elected under proposal 1, please revise to describe how the registrant will reconcile the voting results and how the registrant would address the vacancy.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 52 of the Definitive Proxy Statement to describe that if proposal 4 is approved and Mr. Razin is elected under proposal 1, the Company intends to seek a judicial determination of the validity of the bylaw amendment as applied to the election of directors at the 2013 annual meeting.

9.
We note the disclosure states “if proper and properly introduced” regarding proposals 4 through 6. If applicable, please revise to describe the basis for the registrant’s belief that any of the proposals are improper or invalid under state law.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on pages 51 – 54 of the Definitive Proxy Statement to describe the basis for the Company’s belief that proposals 4 through 6 raise significant issues as to their validity under California law and the Company’s intention to preserve its rights to contest the proposals on legal grounds.

10.
Please supplementally provide support for the following statement: “According to a 2012 corporate governance survey, only two of the 100 largest U.S. public companies surveyed had mandatory term limits for non-management directors,

Ms. Peggy Kim, Esq.	4	July 15, 2013

and 67 of such companies had policies specifically against the adoption of term limits.”

Response: In response to the Staff’s comment, the Company has clarified the disclosure in the Proxy Statement and will supplementally provide the corporate governance survey that supports the statement.

Form of Proxy

11.	Please revise to state that shareholders will not be able to submit vote allocation instructions for director elections if they vote by telephone or the Internet.

Response: In response to the Staff’s comment, the form of proxy has been revised to state that shareholders will not be able to submit vote allocation instructions for director elections if they vote by telephone or the Internet.

12.
Please revise to provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is invoked, and a means to withhold authority to cumulate votes with respect to one or more nominees.

Response: In response to the Staff’s comment, the form of proxy has been revised to add instructions indicating how voters can specify how they would like their votes cumulated, if cumulative voting is invoked, and how cumulative votes can be withheld with respect to one or more nominees.

13.
Please revise the description of proposals 4 and 5 to clearly and impartially identify each matter. Refer to Rule 14a-4(a)(3). In this regard, please revise proposal 4 to indicate that the term limit is 25 years and that in proposal 5 the term limit is 15 years.

Response: In response to the Staff’s comment, the form of proxy has been revised to impartially indicate the length of the respective term limits in proposals 4 and 5.

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Ms. Peggy Kim, Esq.	5	July 15, 2013

The Company acknowledges that it is the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (650) 752-2007.

Very truly yours,

/s/ Julia K. Cowles

Julia K. Cowles

cc:        Jocelyn A. Leavitt
Quality Systems, Inc.

Thomas J. Crane
Rutan & Tucker, LLP

Stephen Fraidin
Kirkland & Ellis LLP

Phillip R. Mills
Davis Polk & Wardwell LLP